 Exhibit 99.1
INDIVIOR PLC

SHARE REPURCHASE PROGRAM

WEEKLY REPORT

October 15, 2024

INDIVIOR PLC ("Indivior") announces that it purchased for cancellation a total of 634,706 of its ordinary shares of $0.50 each through Morgan Stanley & Co. International Plc in the period from October 7, 2024, up to and including October 11, 2024, in connection with its $100m Share Repurchase Program. Aggregated information on the purchase of these shares can be found in the table below.

Following the purchase and cancellation of the above shares (including those purchased but not yet settled), Indivior has 128,588,498 ordinary shares of $0.50 each with voting rights in issue. There are no shares held in treasury.

The above figure (128,588,498) may be used by shareholders (and others with notification obligations) as the denominator for the calculation by which they will determine if they are required to notify their interest in, or a change to their interest in, Indivior under the FCA's Disclosure Guidance and Transparency Rules.

All repurchases by Indivior are "On Exchange" transactions (as such term is defined in the rules of the London Stock Exchange) and "on market" for the purposes of the Companies Act 2006.

Aggregated information

Trading Date	Trading Venue	Aggregated daily volume (number of shares)	Daily weighted average purchase price of the shares (p)
07/10/2024	LSE	44,156	781.57
07/10/2024	BATE	14,086	780.37
07/10/2024	CHIX	30,066	780.27
07/10/2024	AQUIS	1,192	782.00
08/10/2024	LSE	41,482	762.27
08/10/2024	BATE	12,057	760.92
08/10/2024	CHIX	32,033	760.56
08/10/2024	AQUIS	4,094	759.62
09/10/2024	LSE	74,907	748.21
09/10/2024	BATE	28,779	749.47
09/10/2024	CHIX	30,411	750.91
09/10/2024	AQUIS	6,907	749.58
10/10/2024	LSE	80,169	632.61
10/10/2024	BATE	24,987	620.76
10/10/2024	CHIX	29,698	659.19
10/10/2024	AQUIS	7,544	642.58
11/10/2024	LSE	93,906	580.88
11/10/2024	BATE	28,198	581.47
11/10/2024	CHIX	39,841	578.72
11/10/2024	AQUIS	10,193	580.01

Transaction details

In accordance with Article 5(1)(b) of the assimilated Market Abuse Regulation (EU) No 596/2014, as it forms part of Retained EU Law as defined in the European Union (Withdrawal) Act 2018 and Commission Delegated Regulation (EU) 2016/1052, a full breakdown of the individual purchases of ordinary shares made by Morgan Stanley & Co. International Plc on behalf of Indivior during the above period as part of the Share Repurchase Program can be found at www.indivior.com/en/investors/shareholder-information/share-repurchase-program.

Indivior PLC's Legal Entity Identifier code is 213800V3NCQTY7IED471.

Contact:
Jason Thompson
Vice President, Investor Relations
1-804-402-7123